

St John Frizell

Writer / Consultant at St. John Frizell, Inc

Greater New York City Area

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St. John Frizell, Inc.

 Tulane University

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Experience

Writer / Consultant
St. John Frizell, Inc.
Jan 2016 – Present • 2 yrs 7 mos
Brooklyn, NY

Business Owner
Fort Defiance
May 2008 – Present • 10 yrs 3 mos
Brooklyn, NY

 **Promotion Copy Director**
Bon Appetit
Nov 1999 – Oct 2005 • 6 yrs
New York City, NY

Education

 **Tulane University**
Bachelor of Arts - BA, English Language and Literature/Letters

Skills & Endorsements

 Writing

 Restaurant Management

Interests







ne
Univers
ity

Tulane University
86,206 followers

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